Western & Southern Financial Group®	400 Broadway Cincinnati, OH 45202 Tel: 513-357-6029 Fax: 513-629-1044 meredyth.whitford@wslife.com

May 31, 2016
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Touchstone Strategic Trust - Post-Effective Amendment No. 135 under the Securities Act of 1933 and Amendment No. 135 under Investment Company Act of 1940
File Nos. 002-80859 and 811-03651
To the Commission:
We are filing today, through the EDGAR system on behalf of the Trust, Post-Effective Amendment No. 135 (the “Amendment”) to the Trust’s registration statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, for review and comment by the staff of the U.S. Securities and Exchange Commission (the “Commission”). Pursuant to Rule 485(a)(2), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective 75 days after filing. No fees are required in connection with this filing.

The Amendment is being filed for the purpose of creating a new series of the Trust: Touchstone Global Growth Fund.

Please contact the undersigned at (513) 357-6029 if you have any questions.

Sincerely, /s/ Meredyth A. Whitford Meredyth A. Whitford, Esq.

Enclosures